FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

 28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated September 19, 2024

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 27 August 2024 (official registry number 2371) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 12 and 18 September 2024 (both inclusive).

The cash amount of the shares purchased to 18 September 2024 as a result of the execution of the Buy-back Programme amounts to 335,579,838 Euros, which represents approximately 22% of the maximum investment amount of the Buy-back Programme. The programme was announced together with its other characteristics through the Buy-back Commencement Communication.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
12/09/2024	SAN	Purchase	XMAD	3,043,286	4.3126
12/09/2024	SAN	Purchase	CEUX	672,652	4.3183
12/09/2024	SAN	Purchase	TQEX	118,632	4.3184
12/09/2024	SAN	Purchase	AQEU	165,430	4.3163
13/09/2024	SAN	Purchase	XMAD	2,790,480	4.3677
13/09/2024	SAN	Purchase	CEUX	1,188,364	4.3772
13/09/2024	SAN	Purchase	TQEX	207,722	4.3741
13/09/2024	SAN	Purchase	AQEU	463,434	4.3691
16/09/2024	SAN	Purchase	XMAD	1,899,624	4.4386
16/09/2024	SAN	Purchase	CEUX	905,480	4.4372
16/09/2024	SAN	Purchase	TQEX	130,194	4.4366
16/09/2024	SAN	Purchase	AQEU	364,702	4.4369
17/09/2024	SAN	Purchase	XMAD	1,799,281	4.5143
17/09/2024	SAN	Purchase	CEUX	667,592	4.5148
17/09/2024	SAN	Purchase	TQEX	66,438	4.5148
17/09/2024	SAN	Purchase	AQEU	166,689	4.5150
18/09/2024	SAN	Purchase	XMAD	2,074,865	4.5188
18/09/2024	SAN	Purchase	CEUX	678,362	4.5241
18/09/2024	SAN	Purchase	TQEX	83,521	4.5253
18/09/2024	SAN	Purchase	AQEU	163,252	4.5241
			TOTAL	17,650,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 19 September 2024

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 12/09/2024 and 18/09/2024 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-12-a-18-sept-2024.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	September 19, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance